Mail Stop 6010

December 27, 2007

Brian L. Schorr, Esq.
Executive Vice President
and Chief Legal Officer
Trian Acquisition I Corp.
280 Park Avenue, 41st Floor
New York, New York 10017

> **Re: Trian Acquisition I Corp.**
> **Registration Statement on Form S-1**
> **Amendment No. 1**
> **Filed December 6, 2007**
> **File No. 333-147094**

Dear Mr. Schorr:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Prospectus Summary
Business Strategy, page 1

1.   We note your response to prior comment 5, in which you explain the rationale for the range of enterprise values between $750 million and $3 billion. Please include that information in the summary

Effecting a Business Combination, page 5

2.   You disclose that you could acquire controlling interest in a target company by acquiring a majority of the voting equity interest or through other means. Please specify what other means you could use to acquire control of a target company.

Private Placement of Sponsor Units, page 6

3.   We note your response to prior comment 5 on page 6. Revise the disclosure to state specifically whether or not your sponsor is wholly owned by Messrs. Peltz, May, and Garden. If not, disclose the percentage of ownership interest these individuals have in the sponsor.

Selection of a target business . . . , page 67

4.   You disclose certain key factors in the first paragraph of this section that determine whether you have a controlling interest in the business you acquire. Please explain how you may acquire control of a business by contract or otherwise, where you do not own a majority of the voting securities.

Notes to Financial Statements, page F-7

Note 2. Proposed Public Offering, page F-9

5.   Please refer to prior comments 21 and 23. We note from your disclosures in the response, on page 39 of this filing and in Sections 2.5(iii) and 3.3(a) of Exhibit 4.4 that the holders of the warrants may exercise the warrants on a cashless basis. Separately, you state in your response to comment 23 that the holders of the warrants issued to the sponsor in October 2007 do not have the right to receive cash upon exercise of their warrants and should not be classified as a liability under EITF 00-19. Please tell us and revise this note and your disclosures on page F-9 and F-10 to explain how you considered paragraphs 8 and 12-13 of EITF 00-19, which indicates that contracts that give the counterparty a choice of net-cash settlement or settlement in shares (i.e., physical settlement or net-share settlement) should be classified as a liability at fair value.

        As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Tara Harkins at (202) 551-3639 or Kevin Vaughn at (202) 551-3643 if you have questions regarding comments on the financial statements and related matters. Please contact Gabriel Eckstein at (202) 551-3286 or me at (202) 551-3800 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):   John C. Kennedy, Esq.
                Raymond B. Check, Esq.